Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium	March 19, 2021

T +32 16 27 61 11 F +32 16 50 61 11	Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:  Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2020 of Anheuser-Busch InBev SA/NV

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Anheuser-Busch InBev SA/NV has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 19, 2021.

Sincerely,

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ John Blood
Name:	John Blood
Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary